Exhibit 99.1

Gamehaus Holdings Inc. and Golden Star Acquisition Corporation Announces Closing of

Business Combination and Listing on Nasdaq

SHANGHAI, Jan. 24, 2025 /PRNewswire/ – Gamehaus Holdings Inc. (“Gamehaus” or the “Company”), a technology-driven mobile game publishing company, and Golden Star Acquisition Corporation (NASDAQ: GODN) (“Golden Star”), a publicly-traded special purpose acquisition company, today announced the completion of their previously announced business combination. The business combination was approved at an extraordinary general meeting of Golden Star’s shareholders on January 20, 2025. Gamehaus’ Class A ordinary shares will commence trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “GMHS” beginning Monday, January 27, 2025.

Mr. Feng “Brian” Xie, the Founder and Chairman of Gamehaus, commented, “The successful completion of this business combination represents a pivotal milestone in our journey. Becoming a publicly traded company on Nasdaq position us to accelerate innovation, fund the development of new games, expand our global player base, and drive greater value for our shareholders. We are energized to build on our proven success in the mobile gaming industry, leveraging our cutting-edge technology and creative expertise to deliver immersive gaming experiences to millions of players around the world.”

Mr. Linjun Guo, Chief Executive Officer of Golden Star, added, “We are delighted to finalize this business combination, and are excited to support Gamehaus in its next chapter of growth. We look forward to helping them broaden their portfolio of successful game titles and achieve even greater success in the dynamic gaming industry.”

Advisors

Hunter Taubman Fischer & Li LLC, Ogier (Cayman) LLP, and JunHe LLP served as legal advisors to Gamehaus. Wilson Sonsini Goodrich & Rosati, Conyers Dill & Pearman LLP, and Deheng Shanghai Law Office served as legal advisors to Golden Star.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven mobile game publisher dedicated to nurturing partnerships with small- and medium-sized game developers to amplify their success. “You make successful games. We make games successful” is the company’s mantra, encapsulating its commitment to transforming potential into prosperity through data-driven monetization support and optimizing game publishing solutions.

About Golden Star Acquisition Corporation

Golden Star Acquisition Corporation is a blank check company formed as an exempted company under the laws of the Cayman Islands for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations

Email: IR@Gamehaus.com

The Blueshirt Group

Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co